Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

March 29, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2208

Global Balanced Income Builder Portfolio, Series 19

File Nos. 333-262255 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2208, filed on January 20, 2022, with the Securities and Exchange Commission. The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 19 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust will invest in fixed-income exchange-traded funds. If applicable, please disclose whether there will be investment in privately issued securities and/or high-yield securities. If there is an investment in such securities, please disclose the risks in the risk sections.

Response: Some of the fixed-income exchange-traded funds invest in high-yield securities but none of the fixed-income exchange-traded funds currently invest in privately issued securities. The “Principal Investment Strategy” section states that the trust may invest in fixed-income exchange-traded funds that may invest in high-yield securities. If the trust invests a substantial amount of its assets in fixed-income exchange-traded funds that invest substantially all of their assets in high-yield securities, the trust will add disclosure about investing in high-yield securities to the “Principal Risks” section.

Investment Summary — Principal Risks

2.       The fourteenth bullet states that certain exchange-traded funds held by the trust invest in mortgage-backed securities. Please indicate whether the mortgage-backed securities include high-yield or junk securities.

Response: The fixed-income exchange-traded funds invest in investment-grade mortgage-backed securities and do not intend to invest in high-yield mortgage-backed securities. Because the trust will not change its portfolio in the future, except in extraordinary circumstances, the trust may hold high-yield mortgage-backed securities if such securities were downgraded and not eliminated from the exchange-traded fund. However, because there is no intention of investing in fixed-income exchange-traded funds that invest in high-yield mortgage-backed securities, the current disclosure in the prospectus will not be amended.

3.       If applicable, please indicate if the trust may invest in real estate investment trusts.

Response: The third paragraph under the “Principal Investment Strategy” section states that the trust may invest in common stocks issued by real estate investment trusts. The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in real estate investment trusts, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

Additional Revision

The “Principal Investment Strategy” section will be revised to clarify the asset classes in which the fixed-income exchange-traded funds may invest. The last sentence under the “Principal Investment Strategy” section will be replaced with the following: “The trust may invest in fixed-income ETFs that invest in municipal bonds, mortgage-backed securities, convertible securities, senior loans, floating rate securities and preferred securities.” The appropriate risk disclosures will be included in the final prospectus based upon the trust’s portfolio. If the trust invests in fixed-income exchange-traded funds that invest substantially all of their assets in these asset classes, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren